EXHIBIT (a)(5)

SPACEHAB, Inc. 12130 Highway 3, Bldg. 1 Webster, Texas 77598-1504 1.713.558.5000 fax: 1.713.558.5960

FOR IMMEDIATE RELEASE

SPACEHAB COMMENCES EXCHANGE OFFER FOR ITS 8% CONVERTIBLE

SUBORDINATED NOTES DUE 2007 AND ITS 5.5% SENIOR CONVERTIBLE NOTES DUE 2010

Houston, Texas, August 31, 2007 – SPACEHAB, Incorporated (NASDAQ: SPAB), a leading provider of commercial space services, announced today that it has commenced an exchange offer for any and all of its outstanding 8% Convertible Subordinated Notes due 2007 (the “Junior Notes”) and any and all of its outstanding 5.5% Senior Convertible Notes due 2010 (the “Senior Notes”).

For each $1,000 principal amount of outstanding Junior Notes tendered in accordance with the terms and conditions of the exchange offer, each tendering holder of Junior Notes will receive 74 shares of common stock and 1.2 shares of Series C Convertible Preferred Stock. For each $1,000 principal amount of outstanding Senior Notes tendered in accordance with the terms and conditions of the exchange offer, each tendering holder of Senior Notes will receive 667 shares of common stock and 1 share of Series C Convertible Preferred Stock. The Series C Convertible Preferred Stock will be convertible by the holders into shares of common stock following stockholder approval and filing of an amendment to the Company’s charter increasing the number of shares of authorized common stock as necessary to accommodate such conversion. In connection with the exchange offer, SPACEHAB is soliciting consents to amend the indenture governing the Senior Notes. Holders tendering their Senior Notes will be required to consent to certain proposed amendments to the indenture governing the Senior Notes, which will eliminate substantially all of the indenture’s restrictive covenants.

Holders of approximately 72% and 85.8% of the Junior Notes and Senior Notes, respectively, have committed to tender their notes in the exchange offer. The exchange offer is conditioned upon the satisfaction of several conditions, including, but not limited to, the valid tender of at least 75% of the aggregate principal amount of the outstanding Senior Notes.

The exchange offer will expire at 5:00 p.m., New York City time, on October 1, 2007, unless the exchange offer is extended or terminated.

An offering memorandum, related letter of transmittal and other exchange materials are being distributed to holders of both the Junior Notes and Senior Notes today, in which the terms of the exchange offer and consent solicitation are described in detail. Holders of Junior Notes and Senior Notes are highly encouraged to carefully read the offering memorandum and related materials as they contain important information that noteholders should consider before making any decision with respect to the exchange offer and consent solicitation.

Additional copies of the offering memorandum, the letter of transmittal and other exchange materials governing the exchange offer and consent solicitation may be obtained by contacting Brian K. Harrington, at SPACEHAB, Incorporated, 12130 State Highway 3, Building 1, Webster, Texas 77598, telephone (713) 558-5000, or by contacting the Information Agent, CapitalBridge, at (877) 746-3583 (toll free). Written materials explaining the full terms and conditions of the exchange offer will be filed with the Securities and Exchange Commission later today. The materials are available free of charge at the SEC’s website – www.sec.gov.

The securities to be offered have not been, and will not be, registered under the Securities Act of 1933, as amended (the “Securities Act”). The Company is relying on Section 3(a)(9) of the Securities Act to exempt the exchange offer from the registration requirements of the Securities Act.

This press release is for informational purposes only and is not an offer to purchase or an exchange offer or a solicitation of acceptance of the exchange offer, which may be made only pursuant to the terms of the offering memorandum and related letter of transmittal.

The Company’s board of directors is not making any recommendation to holders of Junior Notes or Senior Notes as to whether they should tender such notes pursuant to the exchange offer.

About SPACEHAB, Incorporated

Incorporated in 1984, SPACEHAB is a leading provider of commercial space products and services to NASA, international space agencies and universities, the Department of Defense, and private customers worldwide. The Company offers end-to-end space access solutions, space systems development, mission integration and pre-launch processing facilities and services, and large-scale government program support services.

The statements in this document may contain forward-looking statements that are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, trends, and uncertainties that could cause actual results to be materially different from the forward-looking statement. These factors include, but are not limited to, the company’s ability to successfully consummate the exchange offer and consent solicitation, the company’s ability to raise substantial capital to repay outstanding notes and fund operations, continued government support and funding for key space programs, product performance and market acceptance of products and services, as well as other risk factors and business considerations described in the company’s Securities & Exchange Commission filings including the annual report on Form 10-K. Any forward-looking statements in this document should be evaluated in light of these important risk factors. The Company assumes no obligation to update these forward-looking statements.

FOR MORE INFORMATION:

Brian K. Harrington

Sr. Vice President and Chief Financial Officer

SPACEHAB, Inc.

713.558.5326

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